

September 10, 2010

Mr. Larry Taylor
Chief Financial Officer
1100 Glendon Avenue, 17th Floor
Los Angeles, California 90024

> **Re:** **OBN Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed November 9, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **Filed September 8, 2010**
> **File No. 0-51021**

Dear Mr. Taylor:

We have reviewed your supplemental response letter dated July 28, 2010 and have the following comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

Form 10-K/A for the Fiscal Year Ended June 30, 2009 filed August 31, 2010

Item 9A Disclosure Controls and Procedures

Management's Report on Internal Control Over Financial Reporting

1. We read your response to comment two to our letter dated July 23, 2010. Please amend your filing to specifically state your internal control over financial reporting was not effective as of June 30, 2009 in this section. Refer to Item 308(a)(3) of Regulation S-K. Further, please ensure your amended filing contains revised certifications. Lastly, please include an explanatory note in the beginning of your amended Form 10-K filing which explains why you are amending your annual report for the year ended June 30, 2009.

Form 10-Q for the quarterly period ended March 31, 2010

2. We note your March 31, 2010 Form 10-Q has not been reviewed by your registered public accounting firm. Please note your Form 10-Q is considered substantially deficient and not timely filed. Therefore, please amend your filing to:

    - Identify and disclose in a footnote that the Form 10-Q is not reviewed and therefore it is deficient;
    - Label the columns of the financial statements as "not reviewed"; and
    - Describe how you will remedy the deficiency.

    Lastly, when the review of your Form 10-Q is completed by your registered accounting firm, you must file an amendment to remove the related disclosures of the deficiency and the references of the financial statements as "not reviewed." We may have further substantial comment.

    Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

    You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 if you have any other questions.

    Sincerely,

    Andrew Mew
    Accounting Branch Chief